NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section  54(c) of the Act, and in  connection  with such notice of withdrawal of election submits the following information:

HYDROFLO, INC.
2501 Reliance Avenue
Apex, North Carolina 27539
(919) 355-1222

Commission File No. 000-50355

 HydroFlo, Inc. (the "Company") states the following basis for filing this notification of withdrawal:  The Company has changed the nature of its business so as to cease to be a business development company,  and  such  change  was  authorized  by the vote of a majority  of its outstanding  voting  securities.  The vote was held at a special Meeting of Shareholders on January 19, 2007, and, of the Company's 335,751,099 outstanding shares of Common Stock, par value $0.039 per share, 184,633,104 shares were voted in favor of the change and zero shares were voted against the change.

The Company now carries on a water systems treatment business, which it conducts through subsidiaries and controlled companies.  The Company will file reports under Section 15(d) of the Securities Exchange Act of 1934, but will be managed so that it will not be subject to the provisions of the Investment Company Act of 1940.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Apex and the state of North Carolina on the 2nd day of July, 2007.

[SEAL]	HYDROFLO, INC.

By: /s/ George A. Moore, III
George A. Moore, III, President and
Chief Executive Officer

Attest:	/s/	Deanna S. Brit
	Deanna S. Brit	, Secretary